SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _________________

                                  SCHEDULE 13G
                                 (RULE 13D-102)

      INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
               13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                      Special Value Opportunities Fund, LLC
               ----------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
               ----------------------------------------------------
                         (Title of Class of Securities)

                                   84743Q 20 7
               ----------------------------------------------------
                                 (CUSIP Number)

                                July 13th, 2004
               ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


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



   CUSIP No. 84743Q 20 7
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Unitrin, Inc.
         95-4255452
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                        5.       Sole Voting Power
       Number of                 0
         Shares         --------------------------------------------------------
      Beneficially      6.       Shared Voting Power
       Owned by                  1,000
        Each            -------------------------------------------------------
      Reporting         7.       Sole Dispositive Power
       Person                    0
        With            -------------------------------------------------------
                        8 .      Shared Dispositive Power
                                 1,000
-------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [   ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         14.06%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         HC, CO
--------------------------------------------------------------------------------


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



   CUSIP No. 84743Q 20 7
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Trinity Universal Insurance Company
         75-0620550
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Texas
--------------------------------------------------------------------------------
                        5.       Sole Voting Power
       Number of                 0
         Shares         --------------------------------------------------------
      Beneficially      6.       Shared Voting Power
       Owned by                  500
        Each            -------------------------------------------------------
      Reporting         7.       Sole Dispositive Power
       Person                    0
        With            -------------------------------------------------------
                        8 .      Shared Dispositive Power
                                 500
-------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [   ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         7.03%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IC, CO
--------------------------------------------------------------------------------


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



   CUSIP No. 84743Q 20 7
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         United Insurance Company of America
         36-1896670
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Texas
--------------------------------------------------------------------------------
                        5.       Sole Voting Power
       Number of                 0
         Shares         --------------------------------------------------------
      Beneficially      6.       Shared Voting Power
       Owned by                  500
        Each            -------------------------------------------------------
      Reporting         7.       Sole Dispositive Power
       Person                    0
        With            -------------------------------------------------------
                        8 .      Shared Dispositive Power
                                 500
-------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [   ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         7.03%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IC, CO
--------------------------------------------------------------------------------


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


ITEM 1(A).  NAME OF ISSUER.

         Special Value Opportunities Fund, LLC ("Issuer")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         2951 28th St., Suite 1000
         Santa Monica, CA 90405
         (310) 566-1000

ITEM 2(A).  NAME OF PERSON FILING.

         Unitrin, Inc. ("Unitrin")
         Trinity Universal Insurance Company ("TUIC")
         United Insurance Company of America ("UICA")

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         The address of the principal business office of Unitrin and UICA is:
            One East Wacker Drive
            Chicago, Illinois  60601

         The address of the principal business office of TUIC is:
            10000 North Central Expressway
            Dallas, Texas  75231

ITEM 2(C).  CITIZENSHIP.

         Unitrin is a Delaware corporation; TUIC is a Texas insurance company; and UICA is an Illinois insurance company.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

         Common Shares of Issuer ("Common Shares")

ITEM 2(E).  CUSIP NUMBER.

         84743Q 20 7


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



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                  (b)      [ ] Bank as defined in Section 3(a)(6) of the
                           Exchange Act.

                  (c) [X] Insurance company as defined in section 3(a)(19) of the Exchange Act.

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                  (j)      [ ] Group, in accordance with Rule
                           13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                           (a) Amount beneficially owned: See Item 9 of cover
                               pages.

                           (b) Percent of class: See Item 11 of cover pages.

                           (c) Number of shares as to which such person has:

                                    (i)     Sole power to vote or to direct the
                                            vote: See Item 5 of cover pages.


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



                                    (ii)    Shared power to vote or direct the
                                            vote: See Item 6 of cover pages.

                                    (iii)   Sole power to dispose or direct the
                                            disposition of: See Item 7 of cover
                                            pages.

                                    (iv)    Shared power to dispose or direct
                                            the disposition of: See Item 8 of
                                            cover pages.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         The subsidiaries of Unitrin that acquired the Common Shares are identified on the cover pages.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10.  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 13, 2004                        UNITRIN, INC.

                                             By: /s/ Eric Draut
                                                 ---------------------------
                                             Name:  Eric Draut
                                             Title: Executive Vice President
                                                    and Chief Financial Officer


Date: August 13, 2004                        TRINITY UNIVERSAL INSURANCE
                                               COMPANY

                                             By: /s/ Eric Draut
                                                 ---------------------------
                                             Name:  Eric Draut
                                             Title: Assistant Vice President
                                                    and Assistant Treasurer


Date: August 13, 2004                        UNITED INSURANCE COMPANY OF
                                               AMERICA

                                             By: /s/ Eric Draut
                                                 ---------------------------
                                             Name:  Eric Draut
                                             Title: Assistant Vice President
                                                    and Assistant Treasurer


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